                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*


                          SHELBOURNE PROPERTIES I, INC.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PAR VALUE
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                         (Title of Class of Securities)


                                    821373107
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                                 (CUSIP Number)


                                MICHAEL L. ASHNER
                        100 JERICHO QUADRANGLE, SUITE 214
                             JERICHO, NEW YORK 11753
                                 (516) 822-0022
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 APRIL 30, 2002
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             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

---------------------
CUSIP No.   821373107
---------------------

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   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Michael L. Ashner
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [ ]

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   3      SEC USE ONLY


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   4      SOURCE OF FUNDS

          N/A
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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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               7      SOLE VOTING POWER

                      67,108 shares (1)
   NUMBER OF   -----------------------------------------------------------------
    SHARES     8      SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY
     EACH      -----------------------------------------------------------------
   REPORTING   9      SOLE DISPOSITIVE POWER
    PERSON
     WITH             67,108 shares (1)
               -----------------------------------------------------------------
               10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          67,108 shares (1)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.996%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
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(1)  Comprised entirely of shares owned by HX Investors L.P. of which Exeter
     Capital Corporation is the sole general partner an entity in which Mr. Ashner is the sole shareholder and director.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------
CUSIP No.   821373107
---------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          HX Investors L.P.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
               7      SOLE VOTING POWER

                      67,108 shares
   NUMBER OF   -----------------------------------------------------------------
    SHARES     8      SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY
     EACH      -----------------------------------------------------------------
   REPORTING   9      SOLE DISPOSITIVE POWER
    PERSON
     WITH             67,108 shares
               -----------------------------------------------------------------
               10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          67,108 shares
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.996%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 5 amends certain information contained in the
Schedule 13D filed jointly by Michael L. Ashner and HX Investors, L.P. on February 25, 2002 with respect to Shelbourne Properties I, Inc. (the "Company"), as amended by Amendment No. 1 thereto filed on March 19, 2002, as further amended by Amendment No. 2 thereto filed on March 27, 2002, as further amended by Amendment No. 3 thereto filed on April 8, 2002, as further amended by Amendment No. 4 thereto filed on April 19, 2002 (as amended, the "13D"). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 4.  Purpose of Transaction.

         On April 30, 2002, HX and its general partner, Exeter Capital Corporation, entered into an agreement with the Company, Shelbourne Properties II, Inc. and Shelbourne Properties III, Inc. pursuant to which, among other things, HX was granted a waiver to acquire up to 12% of the outstanding shares of the Company's common stock and HX agreed to vote those shares of Common Stock owned by HX in excess of 8% on certain matters in proportion to the votes of the remaining shares of Common Stock, all as more particularly described in Sections
2.01 and 3.01 of the Stockholders Agreement annexed hereto as Exhibit 4.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 4: Stockholders Agreement, dated April 30, 2002, among the Company, Shelbourne Properties II, Inc. Shelbourne Properties III, Inc., HX Investors, L.P. and Exeter Capital Corporation

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

         Dated: April 30, 2002

                                            HX INVESTORS L.P.

                                            By: Exeter Capital Corporation
                                                General Partner

                                            By: /s/ Michael L. Ashner
                                                --------------------------------
                                                Michael L. Ashner, President


                                                /s/ Michael L. Ashner
                                            ------------------------------------
                                                Michael L. Ashner